UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 22, 2010

Commission File Number:  001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___                     Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 22, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                                     Date: September 22, 2010
10-45-TR

Teck to partner with Suncor on Wintering Hills Wind Power Project

Vancouver, BC – Teck Resources Limited (“Teck”, TSX: TCK.A and TCK.B, NYSE: TCK) announced today that it has signed a Joint Venture agreement with Suncor Energy Products Inc. to develop the Wintering Hills wind power project.  Under the terms of the agreement, Suncor will own a 70 percent interest and operate the project and Teck will own the remaining 30 percent. Teck expects its total investment in connection with the project to be approximately $66 million.

“Teck is committed to the efficient use of energy and responsible management of associated greenhouse gas emissions to create a more sustainable future,” said John Thompson, vice president, Technology and Development at Teck. “We look forward to working with Suncor, a Canadian pioneer in wind power.”

We’re excited about the opportunity to grow our current renewables portfolio, said Jim Provias, vice president, Renewable Energy. "Wintering Hills will be Suncor’s biggest wind power project to date and another example of Suncor's ongoing commitment to increasing renewable energy options in Canada.

The 88 megawatt (MW) Wintering Hills wind power project – which received regulatory approval from the Alberta Utilities Commission (AUC) on June 7, 2010 – will consist of 55 General Electric 1.6 MW turbines located on privately-owned land approximately 21 km south east of Drumheller, Alberta.

Construction on the project began in July and is expected to be complete by the end of 2011. At peak operation, Wintering Hills is expected to generate enough clean electricity to power approximately 35,000 Alberta homes, displacing the equivalent of approximately 200,000 tonnes of carbon dioxide per year.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the expected net proceeds from the offering of the notes, the closing of the proposed notes, including the timing thereof, and the intended use of proceeds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating unexpected expenses involved in the offering of the notes, closing of Teck’s offering of the notes, conditions in financial markets, investor response to Teck’s tender offer, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  www.teck.com

Media Contact:
Marcia Smith
Teck Resources Limited
Tel.: (604) 699-4616
marcia.smith@teck.com

2